Exhibit 3.1

EQUITY RESIDENTIAL

FIRST AMENDMENT TO

EIGHTH AMENDED AND RESTATED BYLAWS

1.	The Eighth Amended and Restated Bylaws (the “Bylaws”) of Equity Residential, a Maryland real estate investment trust, are hereby amended by deleting therefrom the first sentence of Section 7(c) of Article II in its entirety and inserting in lieu thereof a new sentence as follows:

A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute, the Declaration of Trust or these Bylaws.

2.	The Bylaws are hereby further amended by deleting therefrom Article XIV in its entirety and inserting in lieu thereof a new Article XIV as follows:

ARTICLE XIV

AMENDMENT OF BYLAWS

The Board of Trustees shall have the power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws.

In addition, pursuant to a binding proposal that is submitted to the shareholders for approval at a duly called annual meeting or special meeting of shareholders by a shareholder or group of no more than five shareholders:

(a)    each of which provides to the Secretary of the Company a timely notice of such proposal which satisfies the notice procedures and all other relevant provisions of Section 3 or Section 13 of Article II of these Bylaws and is otherwise permitted by applicable law (the “Notice of Bylaw Amendment Proposal”),

(b)    that Owned at least one percent or more of the Common Shares outstanding from time to time continuously for at least one year as of both the date the Notice of Bylaw Amendment Proposal is delivered or mailed to and received by the Secretary of the Company in accordance with Section 3 or Section 13 of Article II of these Bylaws and the close of business on the record date for determining the shareholders entitled to vote at the relevant annual meeting or special meeting of shareholders and

(c)    that continuously Owns such Common Shares through the date of such annual meeting or special meeting of shareholders (and any postponement or adjournment thereof),

the shareholders shall have the power, by the affirmative vote of a majority of all votes entitled to be cast on the matter, to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws, except that the shareholders shall not have the power to alter or repeal Article XII or this Article XIV or adopt any provision of these Bylaws inconsistent with Article XII or this Article XIV without the approval of the Board of Trustees.

As used in this Article XIV, the term “Owned” shall have the meaning given thereto in Section 16(b) of Article II of these Bylaws, except that any reference to an “Eligible Shareholder” or to the “Notice of Proxy Access Nomination” in the definition of “Owned” shall be deemed to be a reference to the applicable shareholder or group of shareholders or to the Notice of Bylaw Amendment Proposal referred to in this Article XIV.

3.	Except as set forth herein, the Bylaws shall remain in full force and effect.

Effective Date: November 20, 2017